

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

**Building a better
working world**

February 20, 2014

Mark E. Bradley
Treasurer, Pioneer Funds
60 State Street
Boston, MA 02109

Dear Mark:

This is to confirm that the client-auditor relationship between the Pioneer Funds (see Attachment A) and Ernst & Young LLP, will cease after the completion of the following audits:

Years Ending December 31, 2013

- Pioneer Cash Reserves Fund
- Pioneer Fund
- Pioneer Real Estate Shares
- Pioneer Core Equity Fund
- Pioneer AMT Free Municipal Fund

Years Ended March 31, 2014

- Pioneer Fundamental Growth Fund
- Pioneer High Income Trust Fund
- Pioneer Municipal High Income Advantage Trust
- Pioneer Dynamic Credit Fund
- Pioneer Multi Asset Ultrashort Income Fund

Years Ended April 30, 2014

- Pioneer Diversified High Income Trust
- Pioneer Municipal High Income Trust

Very truly yours,

Ernst & Young LLP

/s/ Ernst & Young LLP

cc: PCAOB Letter File
    Office of the Chief Accountant
    Securities and Exchange Commission
    100 F Street, N.E.
    Washington, D.C. 20549-7561

A member firm of Ernst & Young Global Limited

Fund Name	Commission File Number
Pioneer Bond Fund	002-62436
Pioneer Ibbotson Moderate Allocation Fund	333-114788
Pioneer Ibbotson Growth Allocation Fund	333-114788
Pioneer Ibbotson Aggressive Allocation Fund	333-114788
Pioneer Ibbotson Conservative Allocation Fund	333-114788
Pioneer Classic Balanced Fund	333-126384
Pioneer Government Income Fund	333-126384
Pioneer Multi Asset Income Fund	333-126384
Pioneer Short Term Income Fund	333-114423
Pioneer Disciplined Growth Fund	333-42105
Pioneer Disciplined Value Fund	333-120144
Pioneer Global Equity Fund	333-129005
Pioneer High Income Municipal Fund	333-129005
Pioneer Strategic Income Fund	333-71813
Pioneer Equity Income Fund	333-46453
Pioneer High Yield Fund	333-90789
Pioneer Mid Cap Value Fund	33-34801
Pioneer Multi Asset Real Return Fund	333-138560
Pioneer Floating Rate Fund	333-138560
Pioneer Emerging Markets Local Currency Debt Fund	333-62166
Pioneer Global High Yield Fund	333-62166
Pioneer Global MultiSector Income Fund (Formerly Pioneer Global Aggregate Bond Fund)	333-62166
Pioneer Emerging Markets Fund	33-76894
Pioneer International Value Fund	33-53746
Pioneer Oak Ridge Small Cap Growth Fund	333-108472
Pioneer Oak Ridge Large Cap Growth Fund	333-108472
Pioneer Equity Opportunity Fund	333-118562
Pioneer Floating Rate Trust	811-21654
Pioneer Cash Reserves Fund	33-13179
Pioneer Fund	2-25980
Pioneer Real Estate Shares	33-65822
Pioneer Core Equity Fund	2-32773
Pioneer Bond VCT Portfolio	33-84546
Pioneer Disciplined Value VCT Portfolio (Formerly Pioneer Fundamental VCT Portfolio)	33-84546

Pioneer Emerging Markets VCT Portfolio	33-84546
Pioneer Equity Income VCT Portfolio	33-84546
Pioneer Fund VCT Portfolio	33-84546
Pioneer Select Mid Cap Growth VCT Portfolio (Formerly Pioneer Growth Opportunities VCT Portfolio)	33-84546
Pioneer High Yield VCT Portfolio	33-84546
Pioneer Ibbotson Moderate Allocation VCT Portfolio	33-84546
Pioneer Ibbotson Growth Allocation VCT Portfolio	33-84546
Pioneer Mid Cap Value VCT Portfolio	33-84546
Pioneer Real Estate Shares VCT Portfolio	33-84546
Pioneer Strategic Income VCT Portfolio	33-84546
Pioneer Select Mid Cap Growth Fund	333-110037
Pioneer AMT-Free Municipal Fund	333-110037
Pioneer Fundamental Growth Fund	333-89354
Pioneer High Income Trust	811-21043
Pioneer Municipal High Income Advantage Trust	811-21409
Pioneer Dynamic Credit Fund (Formerly Pioneer Absolute Return Credit Fund)	333-89354
Pioneer Multi Asset Ultrashort Income Fund	333-89354
Pioneer Multi-Asset Credit Trust	811-22735/333-183345
Pioneer Diversified High Income Trust	811-22014
Pioneer Municipal High Income Trust	811-21321